IGTA MERGER SUB LIMITED

875 Washington Street

New York, NY 10014

Via Edgar

February 6, 2025

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	IGTA Merger Sub Ltd (the “Company” or “PubCo”)
Amendment No. 9 to Registration Statement on Form S-4
Filed January 15, 2025
File No. 333-276929

Dear SEC Officers:

We hereby provide our response to the comments issued in a letter dated January 29, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-4. Contemporaneously, we are publicly filing the revised Registration Statement on Form S-4 via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 9 to Registration Statement on Form S-4

Questions and Answers About the Business Combination and the Special Meeting

Why did Inception Growth add the NTA Requirement Amendment Proposal, page x

1.	You state that you “expect that the PubCo Ordinary Shares will not be deemed to be a ‘penny stock’ pursuant to other applicable provisions of Rule 3a51-1 under the Exchange Act.” Given that you have been delisted from the Nasdaq and the NTA Requirement Amendment Proposal would allow Inception Growth’s net tangible assets to be less than $5,000,001, please discuss why you believe that the PubCo ordinary shares will not be deemed to be a penny stock under Exchange Act Rule 3a51-1.

Response: We respectfully advise the Staff that the disclosures on pages x, 64, 111 and 112 of the Amended Registration Statement have been revised accordingly in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of AgileAlgo

Overview, page 134

2.	We note your disclosures on page 135 where you indicate that at Closing you expect to have $8.0 million cash available. Please reconcile this with your pro forma financial statements, which reflect only $4.6 million of cash under the no redemption scenario and $1.2 million under the maximum redemption scenario. Revise your disclosures as necessary.

Response: The Company respectfully acknowledges the Staff’s comment and has provided revised disclosure with the referenced cross-reference, as referenced in the Staff’s comment, in the Amended Registration Statement on page 138.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Basis of Pro Forma Presentation, page 167

3.	We note your revised risk factor on page 57 regarding the minimum cash condition of the Business Combination. Please revise here to include a discussion of such condition and the impact to the Business Combination if you are unable to meet this requirement. Include a discussion of the standby equity purchase agreement with Yorkville Financing, which appears to be necessary in order to meet the minimum cash condition. Ensure you address the total funds available and the potential additional shares that may be issued pursuant to this agreement. In addition, disclose the current status of Yorkville’s termination rights and the impact to the Business Combination if the Investor exercises such rights. In this regard, we note the Investor has termination rights that they agreed not to enforce prior to January 21, 2025.

Response: We respectfully advise the Staff that the disclosures on page 171 and 178 of the Amended Registration Statement have been revised accordingly in accordance with the Staff’s comment. In response to the Staff’s comment, the Company has also updated disclosure regarding the status of termination rights of the Yorkville Financing, on pages 6-7 and 85-86 of the Amended Registration Statement, and provided disclosure about the risks of such termination on pages 6-7 and 85-86 and in the risk factors on pages 31 and 59-60.
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 173
4.	Please tell us how you are accounting for the 50,000 and 30,000 PubCo Ordinary Shares that will be paid at Closing to AgileAlgo and Inception Growth’s legal counsels, respectively, for the settlement of deferred offering and transaction fees. In this regard, we note from your revised disclosures in pro forma adjustment (3) that the $1.2 million unpaid balance of deferred offering and transaction costs will be settled with a cash payment of $700,000 at closing and the issuance of promissory notes totaling $500,000. Clarify how the share issuances factor into the settlement of these costs, discuss the value assigned to such shares and how they are reflected in your pro forma financial statements. Revise your disclosures as necessary.

Response: Pursuant to ASC 405 and SAB Topic 5.A., we have accrued and recorded the contingent transaction costs with the additional legal fees of IGTA and AgileAlgo, which were $500,000 and $600,000, respectively, in the pro forma financial statements, as follows :-

		Paid		Unpaid
	Total Estimated Transaction Cost (paid and Unpaid)	Total paid and Charged to profits & loss	Charged to Contingent transaction cost against APIC	Charged to profits & loss	Charged to Contingent transaction cost against APIC
	US$	US$	US$	US$	US$
IGTA
Legal fee	$1,175,000	$375,000	$—	$—	$800,000

Per the revised contract, the Inception Growth’s legal fees amounted to $500,000, subject to the settlement plan as follows:-

1.	$300,000 will be settled in cash at the closing of the Business Combination;
2.	Remainder of $200,000 will be settled in cash through the promissory note in the following manner; 50% in 30 days and the remaining 50% in 60 days after the closing of the Business Combination; and
3.	30,000 PubCo Ordinary Shares will be delivered within 30 days after the closing of the Business Combination, whose current fair value is $300,000, at $10 per share, that is treated as part of deferred offering cost.

	Total Estimated Transaction Cost (paid and Unpaid)	Total paid and Charged to profits & loss	Charged to Contingent transaction cost against APIC	Charged to profits & loss	Charged to Contingent transaction cost against APIC
	US$	US$	US$	US$	US$
AgileAlgo
Legal fee	1,487,473	387,473	—	—	1,100,000

Per the revised contract, the AgileAlgo’s legal fees amounted to $600,000, subject to the settlement plan as follows:-

1.	$300,000 will be settled in cash at the closing of the Business Combination;

2.	Remainder of $300,000 will be settled in cash through the promissory note in the following manner; 50% in 30 to and the remaining 50% in 60 days after the closing of the Business Combination; and

3.	50,000 PubCo Ordinary Shares will be delivered within 30 days after the closing of the Business Combination, whose current fair value is $500,000, at $10 per share, that is treated as part of deferred offering cost.

Hence, the 50,000 and 30,000 PubCo Ordinary Shares are contracted to be delivered within 30 to 60 days after the closing of the business combination. Accordingly, these shares would not be reflected in the pro forma financial statements. We therefore have reduced the number of shares in the pro forma financial statements and in the dilution charts by an aggregate of 80,000 shares to reflect the above.

We respectfully advise the Staff that the disclosures on pages xiii, xiv, 176, 177 and 179 of the Amended Registration Statement have been revised accordingly in accordance with the Staff’s comment.

Inception Growth Acquisition Limited Notes to Unaudited Condensed Consolidated

Financial Statements

Note 9. Subsequent Events, page F-24

5.	Please revise to include a discussion of the additional 984,194 shares of common stock that were redeemed in connection with the December 6, 2024 stockholders’ meeting. In addition, discuss the deposits made to the Trust Account in December 2024 and January 2025, to extend the available time to complete the business combination. Refer to ASC 855-10-50-2.

Response: We respectfully advise the Staff that the disclosures on page F-24 of the Amended Registration Statement have been revised accordingly in accordance with the Staff’s comment.

IGTA Merger Sub Limited Consolidated Financial Statements

General, page F-49

6.	Please revise to address the following as it relates to IGTA Merger Sub’s financial statements:

●	Remove the reference to “audited” in the interim period condensed statements of cash flow for the period from September 11, 2023 (inception) to September 30, 2023.

●	Label the condensed statements of changes in shareholders’ deficit for the interim periods as unaudited.

●	Include the audited consolidated financial statements, and related footnotes, at and for the period from September 11, 2023 (inception) to December 31, 2023, separate from the interim condensed financial statements currently provided. Refer to Rule 8-02 of Regulation S-X.

●	Include the report of IGTA’s independent registered public accounting firm.

Response: We respectfully advise the Staff that the disclosures on pages F-51 and F-52 of the Amended Registration Statement have been revised accordingly in accordance with the Staff’s comment.

We respectfully advise the Staff that the audited consolidated financial statements, related footnotes and report of independent registered public accounting firm have been included on F-58 to F-67 accordingly in accordance with the Staff’s comment.

Please direct any questions or comments regarding this correspondence regarding the Company to Ted Paraskevas of Loeb & Loeb LLP at tparaskevas@loeb.com or +1 (917) 974-3190, on behalf of Inception Growth, and Nahal A. Nellis of Ellenoff Grossman & Schole LLP at nnellis@egsllp.com or +1 (917) 975-4338, on behalf of AgileAlgo, if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Cheuk Hang Chow
IGTA Merger Sub Ltd
Director

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